Filed Pursuant to Rule 424(B)(5)
Registration No: 333-135602

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 9, 2006)

Chesapeake Utilities Corporation

600,300 Shares of Common Stock

We are selling 600,300 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “CPK.” On November 15, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $30.25 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total

Public offering price	$30.100	$18,069,030

Underwriting discounts and commissions	$1.125	$675,338

Proceeds, before expenses, to us	$28.975	$17,393,692

The underwriters have a 30-day option to purchase on a pro rata basis up to 90,045 additional shares of our common stock from us on the same terms set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.	A.G. Edwards

November 15, 2006

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About This Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Before investing in our common stock, you should read in their entirety this prospectus supplement, the accompanying prospectus, including the information under the caption “Where You Can Find More Information,” as well as the documents incorporated by reference. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different, additional or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus supplement to the “Company,” “Chesapeake,” “we,” “us” and “our” refer to Chesapeake Utilities Corporation and its consolidated subsidiaries, unless the context indicates another meaning.

Unless expressly incorporated by reference, information contained on or made available through our Web site is not a part of this prospectus supplement.

Cautionary Statements Concerning Forward-looking Statements

This prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of the federal securities laws. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “plan,” “estimate,” “project” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described below and described in the periodic reports that we file with the Securities and Exchange Commission (the “SEC”) from time to time, including Forms 10-K, 10-Q and 8-K. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks.

Factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

•	the temperature sensitivity of the natural gas and propane businesses;

•	the effect of spot, forward and futures market prices on our distribution, wholesale marketing and energy trading businesses;

•	the effect of competition on our non-regulated and regulated businesses;

•	the effect of changes in federal, state or local regulatory and tax requirements, including deregulation;

•	the effect of accounting changes;

•	the effect of changes in benefit plan assumptions;

•	the effect of compliance with environmental regulations or the remediation of environmental damage;

•	the effect of general economic conditions on us and our customers;

•	the ability of our new and planned facilities and acquisitions to generate expected revenues;

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•	our ability to obtain the rate relief and cost recovery requested from utility regulators and the timing of the requested regulatory actions; and

•	the risks set forth herein under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of any document incorporated by reference in this prospectus supplement or the accompanying prospectus, as applicable. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus supplement or the accompanying prospectus might not occur.

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Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our common stock, we encourage you to read in their entirety this prospectus supplement, the accompanying prospectus, including the information under the caption “Where You Can Find More Information”, as well as the documents incorporated by reference.

Our Business

We are a diversified gas utility company, incorporated and headquartered in Delaware, that operates both regulated and non-regulated businesses in three segments: natural gas distribution, transmission and marketing; propane distribution and wholesale marketing; and advanced information services.

Regulated operations consist of our natural gas distribution and transmission businesses that operate in several states. Non-regulated operations consist of our natural gas marketing, propane distribution and wholesale marketing, and advanced information services businesses.

The following charts set forth the percentage of our total assets accounted for by each of our segments at September 30, 2006 and the percentage of our operating income accounted for by each of our segments for the twelve months ended September 30, 2006.

Total Assets	Operating Income for the Twelve Months Ended
at September 30, 2006	September 30, 2006

Natural Gas Distribution, Transmission and Marketing

Natural Gas Distribution.  Our three natural gas distribution divisions serve approximately 58,000 residential, commercial and industrial customers in central and southern Delaware, Maryland’s Eastern Shore and parts of Florida.

Our Delaware and Maryland utility divisions collectively serve approximately 44,500 customers, of whom approximately 44,300 are residential and commercial customers purchasing natural gas primarily for heating purposes. The remaining customers are industrial. Residential and commercial customers accounted for approximately 76 percent of the volume delivered by the divisions and 76 percent of the divisions’ gross margin for the nine months ended September 30, 2006. The state Public Service Commissions of Delaware and Maryland regulate our natural gas distribution operations within these states.

Our Florida division distributes natural gas to approximately 13,400 residential and commercial and 100 industrial customers in Polk, Osceola, Hillsborough, Gadsden, Gilchrist, Union, Holmes, Jackson, Desoto, Suwannee, Liberty, Citrus and Washington Counties. For the nine months ended September 30, 2006, industrial customers accounted for approximately 92 percent of the volume delivered by the Florida division and approximately 42 percent of the division’s gross margin. We serve a diversity of industrial customers throughout the state of Florida. The Florida Public Service Commission regulates our Florida division.

Natural Gas Transmission.  Our natural gas transmission subsidiary, Eastern Shore Natural Gas Company (“ESNG”), operates a 331-mile interstate pipeline system that transports gas from various points in Pennsylvania to our Delaware and Maryland distribution divisions, as well as to other utilities and industrial customers in southern Pennsylvania, Delaware and on the Eastern Shore of Maryland. ESNG provides open access gas transportation and contract storage services for affiliated and non-affiliated companies. As an interstate pipeline, ESNG’s rates and services are subject to regulation by the Federal Energy Regulatory Commission (“FERC”).

Natural Gas Marketing.  We market natural gas and offer supply management services in the state of Florida through our subsidiary Peninsula Energy Services Company, Inc. (“PESCO”). PESCO provides natural gas supply management services to approximately 284 customers of our Florida division, which operates as Central Florida Gas, and to an additional 463 customers of other natural gas distribution systems operating within the state of Florida.

Propane Distribution and Wholesale Marketing

Our propane distribution operations are conducted by Sharp Energy, Inc. and its subsidiaries. Our propane wholesale marketing operations are conducted by Xeron, Inc.

Sharp Energy.  Based in Salisbury, Maryland, Sharp Energy sells, transports and distributes propane to approximately 32,600 customers in Delaware, Maryland, Virginia, Florida and Pennsylvania. We delivered approximately 16.4 million retail and wholesale gallons of propane during the nine months ended September 30, 2006.

Xeron.  Based in Houston, Texas, Xeron is a natural gas liquids trading company. Xeron purchases from and sells to oil refineries, wholesalers, propane distributors, pipeline companies and other trading partners primarily in the southeastern region of the United States.

Advanced Information Services

BravePoint.  Our advanced information services business, BravePoint, Inc., headquartered in Norcross, Georgia, provides domestic and international clients with information technology related business services and solutions for both enterprise and e-business applications.

Other

We own several subsidiaries that own and lease real estate to affiliates of Chesapeake.

Our Competitive Strengths

Our competitive and strategic positions for our primary business segments are described below.

We are the only natural gas distribution utility in the franchised areas that we serve on the Delmarva Peninsula (a peninsula of the eastern United States separating the Chesapeake Bay from the Delaware Bay and the Atlantic Ocean that includes all of Delaware and parts of eastern Maryland and Virginia) and in Florida. We are expanding our distribution and transmission facilities to capture the growth occurring in our various service territories. For the year ended December 31, 2005, the number of residential customers for the Delaware and Maryland distribution divisions increased 8.7 percent, while our Florida division experienced a 7.4 percent increase in the number of residential customers served.

Our interstate pipeline is the only pipeline that transports natural gas to the high growth areas south of the Chesapeake & Delaware Canal in Delaware and on the Eastern Shore of Maryland.

Our natural gas marketing subsidiary in Florida provides natural gas procurement services to commercial and industrial customers. We believe that our long-standing relationships with many of these customers are a competitive strength.

Our competitive strengths in the propane distribution industry include our size on the Delmarva Peninsula, expertise in constructing and servicing propane community gas systems, diverse supply base, storage capabilities and specialized pricing programs for our customers. Our community gas systems provide propane via underground piped propane systems, similar to how natural gas is delivered, primarily to new residential developments in locations where natural gas is not available. We believe our experience in the natural gas and propane distribution businesses has enabled us to be a market leader in building and servicing these systems in our current service territory on the Delmarva Peninsula.

Our Strategy

Our strategy is focused on growing earnings from a stable utility foundation and investing in related businesses and services that provide opportunities for returns greater than traditional regulated returns. The key elements of this strategy include:

•	Executing a capital investment program in pursuit of organic growth opportunities that generate returns equal to or greater than our cost of capital

•	Expanding our natural gas distribution and transmission business through expansion into new geographic areas in our current service territories

•	Expanding our propane distribution business in existing and new markets through leveraging our community gas system service and our bulk delivery capabilities

•	Utilizing our expertise across our various businesses to improve overall performance

•	Enhancing marketing channels to attract new customers and providing reliable and responsive customer service to retain existing customers

•	Maintaining a capital structure that enables us to access capital as needed

•	Maintaining a consistent and competitive dividend

Recent Developments

On November 1, 2006, we initiated additional transportation services to several of our customers as part of the first phase of ESNG’s 2006-2008 expansion project pursuant to which we expect to add 55 miles of pipeline to its existing system in the states of Delaware and Pennsylvania as well as two new delivery points. Our 2006 capital expenditures budget of $54.4 million includes $17.4 million associated with the first phase of ESNG’s 2006-2008 expansion project. The total project is expected to cost approximately $33.6 million and be completed in November 2008.

Corporate Information

Our principal executive office is located at 909 Silver Lake Boulevard, Dover, Delaware 19904 and our telephone number is (302) 734-6799. We maintain a Web site at www.chpk.com where certain additional information about us may be found. Unless expressly incorporated by reference, the information on our Web site is not a part of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, but is referenced and maintained as a convenience to investors and as otherwise required by applicable law.

The Offering

Issuer	Chesapeake Utilities Corporation

Common stock offered	600,300 shares of our common stock (plus up to 90,045 additional shares that may be issued by us upon exercise of the underwriters’ over-allotment option).

Common stock outstanding after the offering(1)	6,590,882 shares of our common stock. If the underwriters exercise their over-allotment option in full, we will issue an additional 90,045 shares, which will result in 6,680,927 shares outstanding.

Current indicated annual dividend per share(2)	$1.16 (see the caption “Market Price, Dividends and Dividend Policy”)

NYSE symbol for common stock	CPK

(1)	The number of shares of our common stock outstanding after the offering set forth above is based on 5,990,582 shares of our common stock outstanding as of October 31, 2006 and includes the shares to be sold by us in this offering. The number of shares outstanding after the offering does not include an aggregate of 1,372,750 shares of our common stock reserved as of October 31, 2006 for issuance under the following plans: the Performance Incentive Plan, the Employee Stock Award Plan, the Directors Stock Compensation Plan, the Dividend Reinvestment and Direct Stock Purchase Plan, and the Retirement Savings Plan, as well as upon the conversion of any outstanding 8.25% Convertible Debentures.

(2)	Based upon the fourth quarter of 2006 dividend rate of $0.29 per share annualized. Future dividends, if any, may be declared and paid at the discretion of our board of directors and will depend on our future earnings, financial condition and other factors.

Summary Financial Information

In the table below, we provide you with certain summary financial information. We have derived the income statement data for each of the years in the three-year period ended December 31, 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the income statement data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. The information is only a summary and should be read together with the financial information incorporated by reference in the accompanying prospectus. See the caption “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in the accompanying prospectus.

	Fiscal Year Ended			Nine Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Sept. 30,	Sept. 30,
	2003	2004	2005	2005	2006
($ in thousands, except per share amounts)				(Unaudited)

Income Statement Data:
Revenues
Natural gas	$110,247	$124,246	$166,582	$112,478	$127,040
Propane	41,029	41,500	48,976	33,400	34,339
Advanced information services and other	12,292	12,209	14,072	9,343	9,017

Total revenues	$163,568	$177,955	$229,630	$155,221	$170,396

Operating income
Natural gas	$16,653	$17,091	$17,236	$12,117	$13,256
Propane	3,875	2,364	3,209	1,814	1,166
Advanced information services and other	1,051	515	1,085	(201)	383

Total operating income	$21,579	$19,970	$21,530	$13,730	$14,805

Net income from continuing operations	$10,079	$9,550	$10,468	$6,335	$6,572

Average common shares outstanding (basic)	5,611	5,735	5,836	5,823	5,945
Average common shares outstanding (diluted)	5,802	5,908	5,993	5,982	6,070
Basic earnings per share from continuing operations	$1.80	$1.66	$1.79	$1.09	$1.11
Diluted earnings per share from continuing operations	$1.76	$1.64	$1.77	$1.07	$1.10

Cash Flow Data:
Cash dividends declared per share	$1.10	$1.12	$1.14	$0.85	$0.87
Capital expenditures	$11,790	$17,784	$33,008	$19,940	$28,335

	At Dec. 31,		At Sept. 30,
	2004	2005	2005	2006
($ in thousands)			(Unaudited)

Balance Sheet Data:
Gross property, plant and equipment	$250,267	$280,345	$266,561	$309,555
Net property, plant and equipment	$177,053	$201,504	$189,036	$225,950
Total assets	$241,938	$295,980	$254,030	$301,961

Total stockholders’ equity	$77,962	$84,757	$81,592	$88,536
Long-term debt, net of current maturities	66,190	58,991	62,083	56,792

Total capitalization	$144,152	$143,748	$143,675	$145,328

Current portion of long-term debt	$2,909	$4,929	$4,929	$4,929
Short-term borrowing	5,002	35,482	10,624	51,314

Total capitalization and short-term borrowing	$152,063	$184,159	$159,228	$201,571

Equity as a percentage of total capitalization	54%	59%	57%	61%
Equity as a percentage of total capitalization and short- term borrowing	51%	46%	51%	44%

Risk Factors

     Fluctuations in weather have the potential to adversely affect our results of operations, cash flows and financial condition.

Our utility and propane distribution operations are sensitive to fluctuations in weather, and weather conditions directly influence the volume of natural gas and propane delivered by our utility and propane distribution operations to customers. A significant portion of our utility and propane distribution operations’ revenues are derived from the delivery of natural gas and propane to residential and commercial heating customers during the five-month peak heating season of November through March. If the weather is warmer than normal, we deliver less natural gas and propane to customers, and earn less revenue. In addition, hurricanes or other extreme weather conditions could damage production or transportation facilities, which could result in decreased supplies of natural gas and propane, increased supply costs and higher prices for customers.

     Regulation of the Company, including changes in the regulatory environment in general, may adversely affect our results of operations, cash flows and financial condition.

The state Public Service Commissions of Delaware, Maryland and Florida regulate our natural gas distribution operations. ESNG, our natural gas transmission subsidiary, is regulated by the FERC. These regulatory commissions set the rates in their respective jurisdictions that we can charge customers for our rate-regulated services. Changes in these rates, as ordered by regulatory commissions, affect our financial performance. Our ability to obtain timely future rate increases and rate supplements to maintain current rates of return depends on regulatory discretion, and there can be no assurance that our divisions and ESNG will be able to obtain rate increases or supplements or continue receiving currently authorized rates of return.

     The amount and availability of natural gas and propane supplies are difficult to predict, which may reduce our earnings.

Natural gas and propane production can be impacted by factors outside of our control, such as weather and refinery closings. If we are unable to obtain sufficient natural gas and propane supplies to meet demand, our results of operation may be negatively impacted.

     We rely on having access to interstate pipelines’ transportation and storage capacity. If these pipelines or storage facilities were not available, it may impair our ability to meet our customers’ full requirements.

We must acquire both sufficient natural gas supplies and interstate pipeline and storage capacity to meet customer requirements. We must contract for reliable and adequate delivery capacity for our distribution system, while considering the dynamics of the interstate pipeline and storage capacity market, our own on-system resources, as well as the characteristics of our customer base. Local natural gas distribution companies, including us, and other participants in the energy industry, have raised concerns regarding the future availability of additional upstream interstate pipeline and storage capacity. Additional available pipeline and storage capacity is a business issue that must be managed by us, as our customer base grows.

     Natural gas and propane commodity price changes may affect the operating costs and competitive positions of our natural gas and propane distribution operations, which may adversely affect our results of operations, cash flows and financial condition.

Natural Gas.  Over the last four years, natural gas costs have increased significantly and become more volatile. In addition, the hurricane activity in 2005 reduced the natural gas available from the Gulf Coast region, further contributing to the volatility of natural gas prices. Higher natural gas prices can result in significant increases in the cost of gas billed to customers during the winter heating season. Under our regulated gas cost recovery mechanisms, we record cost of gas expense equal to the cost of gas recovered in revenues from customers. Therefore, an increase in the cost of gas due to an increase in the price of the natural gas commodity generally has no direct effect on our revenues and net income. However, our net income may be reduced due to higher expenses that may be incurred for uncollectible customer accounts, as well as lower volumes of natural gas deliveries to customers due to lower natural gas consumption caused by customer conservation. Increases in the price of natural gas also can affect our operating cash flows, as well as the competitiveness of natural gas as an energy source.

Propane.  The level of profitability in the retail propane business is largely dependent on the difference between the cost of propane and the revenues derived from our sale of propane to our customers. Propane costs are subject to volatile changes as a result of product supply or other market conditions, including, economic and political factors impacting crude oil and natural gas supply or pricing. Propane cost changes can occur rapidly over a short period of time and can impact profitability. There is no assurance that we will be able to pass on propane cost increases fully or immediately, particularly when propane costs increase or decrease rapidly. Therefore, average retail sales prices can vary significantly from year to year as product costs fluctuate with propane, fuel oil, crude oil and natural gas commodity market conditions. In addition, in periods of sustained higher commodity prices, retail sales volumes may be negatively impacted by customer conservation efforts and increased amounts of uncollectible accounts.

     We compete in a competitive environment and may be faced with losing customers to a competitor.

We compete with third-party suppliers to sell gas to industrial customers. As it relates to transportation services, our competitors include the interstate transmission company if the distribution customer is located close enough to the transmission company’s pipeline to make a connection economically feasible.

Our propane distribution operations compete with several other propane distributors in their service territories, primarily on the basis of service and price, emphasizing reliability of service and responsiveness. Some of our competitors have significantly greater resources. The retail propane industry is mature, and we foresee only modest growth in total demand. Given this limited growth, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow the propane distribution business is contingent upon execution of our community gas systems strategy to capture market share and to employ pricing programs that retain and grow our customer base. Any failure to retain and grow our customer base would have an adverse effect on our results.

The propane wholesale marketing operation competes against various marketers, many of which have significantly greater resources and are able to obtain price or volumetric advantages.

The advanced information services business faces significant competition from a number of larger competitors having substantially greater resources available to them to compete on the basis of technological expertise, reputation and price.

     Costs of compliance with environmental laws may be significant.

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These evolving laws and regulations may require expenditures over a long timeframe to control environmental effects at current and former operating sites, including former gas manufactured sites that we have acquired from third parties. Compliance with these legal requirements requires us to commit capital toward environmental compliance. If we fail to comply with environmental laws and regulations, even if such failure is caused by factors beyond our control, we may be assessed civil or criminal penalties and fines.

To date, we have been able to recover through approved rate mechanisms the costs of recovery associated with the remediation of former gas manufactured sites. However, there is no guarantee that we will be able to recover future remediation costs in the same manner or at all. A change in our approved rate mechanisms for recovery of environmental remediation costs at former manufacturer gas sites could adversely affect our results of operations, cash flows and financial condition.

Further, existing environmental laws and regulations may be revised or new laws and regulations seeking to protect the environment may be adopted or become applicable to us. Revised or additional laws and regulations could result in additional operating restrictions on our facilities or increased compliance costs which may not be fully recoverable by us.

     A change in the economic conditions and interest rates may adversely affect our results of operations and cash flows.

A downturn in the economies of the regions in which we operate, which we cannot accurately predict, might adversely affect our ability to grow our customer base and our businesses at the same rate they have grown in the recent past. Further, an increase in interest rates without the recovery of the higher cost of debt in the sales and/or transportation rates we charge our utility customers, could adversely affect future earnings. An increase in short-term interest rates would negatively affect our results of operations, which depend on short-term debt to finance accounts receivable, storage gas inventories, and to temporarily finance capital expenditures.

     Inflation may impact our results of operations, cash flows and financial position.

Inflation affects the cost of supply, labor, products and services required for operations, maintenance and capital improvements. While the impact of inflation has remained low in recent years, natural gas and propane prices are subject to rapid fluctuations. To help cope with the effects of inflation on our capital investments and returns, we seek rate relief from regulatory commissions for regulated operations while monitoring the returns of our non-regulated business operations. There can be no assurance that we will be able to obtain adequate and timely rate relief to offset the effects of inflation. To compensate for fluctuations in propane gas prices, we adjust our propane selling prices to the extent allowed by the market. However, there can be no assurance that we will be able to increase propane sales prices sufficiently to fully compensate for such fluctuations in the cost of propane gas to us.

     Changes in technology may adversely affect our advanced information services segment’s results of operations, cash flows and financial condition.

Our advanced information services segment participates in a market that is characterized by rapidly changing technology and accelerating product introduction cycles. The success of our advanced information services segment depends upon our ability to address the rapidly changing needs of our customers by developing and supplying high-quality, cost-effective products, product enhancements and services on a timely basis, and by keeping pace with technological developments and emerging industry standards. There can be no assurance that we will be able to keep up with technological advancements necessary to make our products competitive.

     Our energy marketing subsidiaries have credit risk and credit requirements that may adversely affect our results of operations, cash flows and financial condition.

Xeron, our propane wholesale and marketing subsidiary, and PESCO, our natural gas marketing subsidiary in Florida, extend credit to counter-parties. While we believe Xeron and PESCO utilize prudent credit policies, each of these subsidiaries is exposed to the risk that it may not be able to collect amounts owed to it. If the counter-party to such a transaction fails to perform and any underlying collateral is inadequate, we could experience financial losses.

Our subsidiaries Xeron and PESCO are dependent upon the availability of credit to buy propane and natural gas for resale or to trade. If the financial condition of these subsidiaries declines, or if our financial condition declines, then the cost of credit available to these subsidiaries could increase. If credit is not available, or if credit is more costly, our results of operations, cash flows and financial condition may be adversely affected.

     Our use of derivative instruments may adversely affect our results of operations.

Fluctuating commodity prices cause our earnings and financing costs to be impacted. Our propane distribution and wholesale marketing segment uses derivative instruments, including forwards, swaps and puts, to hedge price risk. In addition, we may decide, after further evaluation, to utilize derivative instruments to hedge price risk for our Delaware and Maryland divisions, as well as PESCO. While we have a risk policy and operating procedures in place to control our exposure to risk, if we purchase derivative instruments that are not properly matched to our exposure, our results of operations, cash flows, and financial conditions may be adversely impacted.

     Inability to access the capital markets may impair our future growth.

We rely on access to both short-term and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from our operations. Currently, $65 million of the total $80 million of short-term lines of credit utilized to satisfy our short-term financing requirements are discretionary, uncommitted lines of credit. We utilize discretionary lines of credit to reduce the cost associated with these short-term financing requirements. We are committed to maintaining a sound capital structure and strong credit ratings to provide the financial flexibility needed to access the capital markets when required. However, if we are not able to access capital at competitive rates, our ability to implement our strategic plan, undertake improvements and make other investments required for our future growth may be limited.

     We are subject to operating and litigation risks that may not be covered by insurance.

Our operations are subject to the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing natural gas and propane to end users. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.

Use of Proceeds

As a result of this offering, we will receive approximately $17.2 million in net proceeds from the sale of our common stock, after deducting an aggregate of approximately $900,000 in underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $19.8 million.

We will use the net proceeds from this offering to repay a portion of our short-term debt under unsecured revolving lines of credit with two financial institutions. The weighted-average interest rate for the nine months ended September 30, 2006 related to borrowing under these lines of credit was 5.40%, with 4.75% being the lowest rate and 6.11% being the highest rate charged to us during this period. Our short-term debt has been used in part to finance a portion of ESNG’s expansion projects.

Prior to such application, all or a portion of the net proceeds may be invested in short-term interest-bearing securities.

Capitalization

The following table sets forth our consolidated capitalization as of September 30, 2006, on an actual basis and on an as adjusted basis to reflect the private placement of $20 million of unsecured senior notes in October 2006 and the sale of 600,300 shares of our common stock at the offering price of $30.10 per share.

You should read this table in conjunction with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At September 30, 2006 (Unaudited)
	Actual		As Adjusted
($ in thousands)	Amount	Percent	Amount		Percent

Total stockholders’ equity	$88,536	44%	$105,705	(1)	53%
Long-term debt, net of current maturities	56,792	28%	76,792	(2)	38%

Total capitalization	$145,328	72%	$182,497		91%
Current portion of long-term debt	4,929	2%	4,929		2%
Short-term borrowing	51,314	26%	14,145		7%

Total capitalization and short-term borrowing	$201,571	100%	$201,571		100%

Equity as a percentage of total capitalization		61%			58%

(1)	Includes the approximately $17.2 million of estimated net proceeds of this offering.

(2)	Includes the $20 million of 5.50% unsecured senior notes issued on October 12, 2006.

Market Price, Dividends and Dividend Policy

Our common stock is listed on the New York Stock Exchange under the symbol “CPK”, as stated previously. The following table sets forth the high and low closing prices of our common stock on the New York Stock Exchange and the cash dividends declared on our common stock for the periods indicated.

Period	High	Low	Dividends

2004:
First Quarter	$26.5100	$24.3000	$0.2750
Second Quarter	26.2000	20.4200	0.2800
Third Quarter	25.4000	22.1000	0.2800
Fourth Quarter	27.5500	24.5000	0.2800
2005:
First Quarter	$27.5900	$25.8300	$0.2800
Second Quarter	30.9500	23.6000	0.2850
Third Quarter	35.6000	29.5000	0.2850
Fourth Quarter	35.7799	30.3227	0.2850
2006:
First Quarter	$32.4690	$29.9700	$0.2850
Second Quarter	31.2000	27.9001	0.2900
Third Quarter	35.6499	29.5100	0.2900
Fourth Quarter (through November 15, 2006)	31.3100	29.5500	0.2900

On November 15, 2006, the last reported closing price of our common stock on the New York Stock Exchange was $30.25 per share and on October 31, 2006, we had approximately 1,981 holders of record of our common stock.

We have paid a quarterly cash dividend on our common stock for 45 consecutive years. We pay dividends four times a year: January, April, July and October. Dividends are declared at the discretion of our board of directors, and future dividends will depend upon future earnings, cash flow, financial requirements and other factors. We cannot assure you that we will pay a dividend at any time in the future or that we will raise the level of dividends in the future. Our board of directors can elect at any time, and for an indefinite duration, not to declare dividends on our common stock.

On November 7, 2006, our board of directors declared a quarterly dividend of $0.29 per share of our common stock. The dividend will be paid on January 5, 2007, to shareholders of record at the close of business on December 18, 2006 (the “record date”). Purchasers of our common stock in this offering who maintain ownership through the record date will be entitled to receive this dividend.

Underwriting

We have entered into an underwriting agreement, dated November 15, 2006, with the underwriters named below with respect to the shares of common stock to be offered pursuant to this prospectus supplement. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell and each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name in the following table:

Number of
Underwriters	Shares

Robert W. Baird & Co. Incorporated	360,180
A.G. Edwards & Sons, Inc.	240,120

Total	600,300

Over-Allotment Option

We have granted to the underwriters a 30-day option, exercisable from the date of this prospectus supplement, to purchase on a pro rata basis up to 90,045 additional shares of our common stock at the public offering price less the underwriting discounts and commissions.

We will be obligated to sell these shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus supplement.

Discounts and Commissions

The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.675 per share. The underwriters may allow, and the dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. After the public offering, the underwriters may change the public offering price and concessions to dealers.

The following table summarizes the compensation to be paid to the underwriters. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Total
		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$30.100	$18,069,030	$20,779,385
Underwriting discounts and commissions payable by us	1.125	675,338	776,639

Proceeds, before expenses, to us	$28.975	$17,393,692	$20,002,746

The underwriting fee will be an amount equal to the offering price per share to the public of our common stock, less the amount paid by the underwriters to us per share of common stock. The underwriters’ compensation was determined through arms’ length negotiations between the underwriters and us.

We estimate that the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $225,000. Estimated expenses include SEC filing fees, New York Stock Exchange listing fees, printing, legal, accounting, transfer agent and registrar fees, and other miscellaneous fees and expenses.

Lock-Up Arrangement

We and our directors and officers have agreed not to sell, transfer, pledge, offer or contract to sell, transfer or pledge, or file with the SEC a registration statement under the Securities Act, relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus supplement. These restrictions will not apply to shares issued pursuant to employee benefit plans or other employee, executive or director compensation plans, pursuant to our Dividend Reinvestment and Direct Stock Purchase Plan or upon the conversion of our 8.25% convertible debentures.

The 90-day period may be extended under certain circumstances when we announce earnings or material news or a material event during the last 17 days of the 90-day period, or if prior to the expiration of the 90-day period we announce that we will release earnings within the 16-day period after the last day of the 90-day period.

Indemnity

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in that respect.

Our Relationship with the Underwriters

The underwriters and their affiliates may provide advisory and investment banking services to us in the future, for which they would receive customary compensation.

Stabilization

The underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates syndicate short positions.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. Neither we nor either of the underwriters makes any representation that the underwriters will engage in any of the transactions described above, and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor either of the underwriters makes any representation or prediction as to the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Legal Matters

Certain legal matters will be passed upon for the Company by Baker & Hostetler LLP, Cincinnati, Ohio. Certain legal matters will be passed upon for the underwriters by Foley & Lardner LLP, Milwaukee, Wisconsin.

PROSPECTUS

Chesapeake Utilities Corporation

Common Stock and Debt Securities

We may offer, from time to time in one or more offerings, in amounts, at prices and on terms that we will determine at the time of offering, shares of our common stock, par value per share $0.4867 (the “Common Stock”), and/or debt securities. We will provide the specific terms of any offering of Common Stock and/or debt securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement, and any documents incorporated by reference into this prospectus carefully before you invest.

We may sell Common Stock and/or debt securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange under the symbol “CPK”.

These Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus as if we had authorized it. This prospectus and any applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. Nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is correct on any date after its date, even though this prospectus or a supplement is delivered or securities are sold on a later date.

The date of this prospectus is November 9, 2006.

Forward-looking Information

This prospectus and the applicable prospectus supplements include and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “plan,” “estimate,” “project” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described under the caption “Risk Factors” in the periodic reports that we file with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of our Common Stock and/or debt securities described in this prospectus in one or more offerings up to a total amount of $40,000,000.00. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the headings, “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” the “Company,” the “Registrant” or “Chesapeake” mean Chesapeake Utilities Corporation and all entities owned or controlled by Chesapeake Utilities Corporation. When we refer to our “Certificate of Incorporation,” we mean Chesapeake Utilities Corporation’s Amended Certificate of Incorporation, and when we refer to our “Bylaws,” we mean Chesapeake Utilities Corporation’s Amended Bylaws.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act. Such filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public

Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of any document filed by us at prescribed rates by writing to the Public Reference Section of the SEC at that address. You may obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may inspect reports and other information that we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Information about us, including our filings, is also available on our website at http://www.chpk.com. Unless expressly incorporated by reference, information contained on or made available through our website is not a part of this prospectus or any accompanying prospectus supplement.

We have filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC under the Securities Act. That registration statement contains additional information about us and the Common Stock and debt securities. You may inspect the registration statement and exhibits without charge at the SEC’s Public Reference Room or at the SEC’s web site set forth above, and you may obtain copies from the SEC at prescribed rates.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces that information. Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We incorporate by reference the following documents we filed, excluding any information contained therein or attached as exhibits thereto which has been furnished to, but not filed with, the SEC:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 7, 2006;

(b) Our definitive Proxy Statement on Schedule 14A filed on March 31, 2006;

(c) Our Current Report on Form 8-K dated March 11, 2006, filed on March 16, 2006;

(d) Our Current Report on Form 8-K dated May 2, 2006, filed on May 3, 2006;

(e) Our Current Report on Form 8-K dated May 1, 2006, filed on May 5, 2006;

(f) Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 10, 2006;

(g) Our Current Report on Form 8-K dated May 31, 2006, filed on June 2, 2006;

(h) Our Current Report on Form 8-K dated June 13, 2006, filed on June 19, 2006;

(i) Our Current Report on Form 8-K dated August 1, 2006, filed on August 7, 2006;

(j) Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed on August 9, 2006;

(k) Our Current Report on Form 8-K dated August 31, 2006, filed on September 7, 2006;

(l) Our Current Report on Form 8-K dated September 19, 2006, filed on September 22, 2006;

(m) Our Current Report on Form 8-K dated September 26, 2006, filed on October 2, 2006;

(n) Our Current Report on Form 8-K dated October 12, 2006, filed on October 17, 2006;

(o) Our Current Report on Form 8-K dated October 31, 2006, filed on November 6, 2006;

(p) The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed on August 24, 1999, and all amendments or reports filed with the SEC for the purpose of updating such description, and further described in the section, “Description of Common Stock”; and

(q) The description of our Common Stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, and all amendments or reports filed with the SEC for the purpose of updating such description, and further described in the section, “Description of Common Stock.”

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and a part of this prospectus from the date of filing such documents; provided however, that we are not incorporating, in each case, any documents or information contained therein that has been furnished to, but not filed with, the SEC.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in any such documents), call or write Chesapeake Utilities Corporation, 909 Silver Lake Boulevard, Dover, Delaware 19904, Attention: Michael P. McMasters, Senior Vice President and Chief Financial Officer, telephone number (302) 734-6799. We also maintain a web site that contains additional information about us (http://www.chpk.com).

You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are offering these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front pages of these documents.

The Company

We are a diversified utility company engaged directly or through subsidiaries in natural gas distribution, transmission and marketing, propane distribution and wholesale marketing, advanced information services and other related businesses. We are a Delaware corporation that was formed in 1947. As of June 30, 2006, our three natural gas distribution divisions served approximately 56,800 residential, commercial and industrial customers in central and southern Delaware, Maryland’s Eastern Shore and parts of Florida. Our natural gas transmission subsidiary, Eastern Shore Natural Gas Company, operates a 331-mile interstate pipeline system that transports gas from various points in Pennsylvania to our Delaware and Maryland distribution divisions, as well as to other utilities and industrial customers in southern Pennsylvania, Delaware and on the Eastern Shore of Maryland. As of June 30, 2006, our propane distribution operation served approximately 32,700 customers in central and southern Delaware, the Eastern Shore of Maryland and Virginia, southeastern Pennsylvania, and parts of Florida; and our wholesale propane marketing subsidiary markets propane to large independent and petrochemical companies, resellers and retail propane companies in the United States. Our advanced information services segment provides domestic and international clients with information technology-related business services and solutions for both enterprise and e-business applications. Our principal executive office is located at 909 Silver Lake Boulevard, Dover, Delaware 19904, and our telephone number is (302) 734-6799. Our website address is http://www.chpk.com. Unless expressly incorporated by reference, information contained on or made available through our website is not a part of this prospectus or any accompanying prospectus supplement.

Use of Proceeds

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of Common Stock and/or debt securities will be added to our general corporate funds and may be used for general corporate purposes including, but not limited to, financing of capital expenditures, repayment of short-term debt, funding share repurchases, financing acquisitions, investing in subsidiaries and general working capital purposes. Prior to such application, all or a portion of the net proceeds may be invested in short-term investments.

Description of Common Stock

Our Certificate of Incorporation authorizes us to issue up to 12,000,000 shares of Common Stock, par value per share $0.4867. As of June 30, 2006, we had 5,957,627 shares of Common Stock outstanding. In addition, as of June 30,

2006, we have reserved 487,950 shares of Common Stock for issuance under our equity-based compensation plans and 30,000 shares of Common Stock for issuance upon the exercise of warrants. Our Certificate of Incorporation also authorizes us to issue up to 2,000,000 shares of preferred stock, par value per share $0.01; however, no shares of preferred stock are outstanding. Our Common Stock is listed on the New York Stock Exchange under the symbol, “CPK.” The transfer agent and registrar of the Common Stock is Computershare Trust Company, N.A., P.O. Box 43010, Providence, Rhode Island 02940-3010.

The following descriptions of our Common Stock and preferred stock set forth certain of their general terms and provisions. The following descriptions are in all respects subject to and qualified by reference to the applicable provisions of our Certificate of Incorporation and our Bylaws.

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available therefor. If we are liquidated, dissolved or involved in any winding-up, the holders of our Common Stock are entitled to receive ratably any assets legally available for distribution to holders of Common Stock. Holders of our Common Stock possess ordinary voting rights, with each share entitling the holder to one vote. Directors are elected by a plurality of the votes cast by the holders of our Common Stock present in person or represented by proxy at the meeting and entitled to vote for the election of directors. Holders of our Common Stock do not have preemptive rights, which means that they have no right to acquire any additional shares of Common Stock that we may subsequently issue (other than pursuant to the Rights, described below). Holders of our Common Stock also do not have conversion or subscription rights, and the Common Stock is not subject to redemption by the Company.

All of our shares of Common Stock currently outstanding are, and any shares of Common Stock offered hereby when issued will be, fully paid and nonassessable.

We may issue preferred stock from time to time, by authorization of our Board of Directors and without the necessity of further action or authorization by our stockholders, in one or more series and with such voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications as our Board may, in its discretion, determine, including, but not limited to (a) the distinctive designation of such series and the number of shares to constitute such series; (b) the dividends, if any, for such series; (c) the voting power, if any, of shares of such series;(d) the terms and conditions (including price), if any, upon which shares of such stock may be converted into or exchanged for shares of stock of any other class or any other series of the same class or any other securities or assets; (e) our right, if any, to redeem shares of such series and the terms and conditions of such redemption; (f) the retirement or sinking fund provisions, if any, of shares of such series and the terms and provisions relative to the operation thereof;(g) the amount, if any, which the holders of the shares of such series shall be entitled to receive in case of our liquidation, dissolution or winding-up; (h) the limitations and restrictions, if any, upon the payment of dividends or the making of other distributions on, and upon our purchase, redemption, or other acquisition of, our Common Stock; and (i) the conditions or restrictions, if any, upon the creation of indebtedness or upon the issuance of any additional stock.

Under our Certificate of Incorporation, the affirmative vote of not less than 75% of the total voting power of all outstanding shares of our stock is required to approve our merger or consolidation with, or the sale of all or substantially all of our assets or business to, any other corporation (other than a corporation 50% or more of the common stock of which we own), if such corporation or its affiliates singly or in the aggregate own or control directly or indirectly 5% or more of our outstanding shares of Common Stock, unless the transaction is approved by our Board of Directors prior to the acquisition by such corporation or its affiliates of ownership or control of 5% or more of our outstanding shares of Common Stock. In addition, our Certificate of Incorporation provides for a classified Board of Directors under which one-third of the members are elected annually for three-year terms. The supermajority voting requirement for certain mergers and consolidations and our classified Board of Directors may have the effect of delaying, deferring or preventing a change in control of the Company.

On August 25, 1999, we filed with the SEC a Registration Statement on Form 8-A with respect to Rights (defined below) to purchase our Series A Participating Cumulative Preferred Stock, par value per share $0.01 (the “Preferred Shares”). On August 20, 1999, our Board of Directors declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of our Common Stock. The dividend was payable to the stockholders of record on September 3, 1999 (the “Record Date”). One Right will also be issued with each share of Common Stock issued thereafter until the Distribution Date (defined below) and, in certain circumstances, with each share of Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one-fiftieth of a Preferred Share at a price of $54.56 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights and the definition of the “Distribution Date” are set forth in a Rights Agreement (the “Rights Agreement”) between the Corporation and Computershare Trust Company, N.A., successor to BankBoston, N.A., as Rights Agent (the “Rights Agent”), dated as of August 20, 1999. The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 20, 2009, unless earlier redeemed by the Company. The Registration Statement on Form 8-A, and the Rights Agreement attached thereto as an exhibit, are incorporated herein by reference. This description of the Rights, the Rights Agreement and the Preferred Shares is in all respects subject to and qualified by reference to the Registration Statement on Form 8-A, the Rights Agreement attached thereto as an exhibit and the applicable provisions of our Certificate of Incorporation and our Bylaws.

The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $13.00 per share (or $0.26 per 1/50th of a Preferred Share) and (ii) an aggregate dividend per share of 50 times (subject to adjustment) the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $900.00 per share (or $18.00 per 1/50th of a Preferred Share); thereafter, and after the holders of the Common Stock receive a liquidation payment of $18.00 per share, the holders of the Preferred Shares and the holders of the Common Stock will share the remaining assets in the ratio of 50 (subject to adjustment) to one for each Preferred Share and share of Common Stock so held, respectively. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Preferred Share will be entitled to receive 50 times (subject to adjustment) the amount received per share of Common Stock. The holders of Preferred Shares will be entitled to vote on all matters submitted to a vote of the Common Stock (with the Preferred Shares being entitled to 50 votes per share). In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Stock until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of a one-fiftieth interest in a Preferred Share purchasable upon the exercise of a Right should approximate the value of one share of Common Stock. The Rights approved by the Board of Directors of the Company were designed to protect the value of the outstanding Common Stock in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. The Rights were not intended to prevent a takeover of the Company at a fair price and should not interfere with any merger or business combination approved by the Board of Directors. The Rights have no dilutive effect, nor do they affect reported earnings per share or change the way in which the Common Stock is traded.

The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. If a person or group attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, then the Rights may cause such person’s or group’s ownership interest to become substantially diluted unless the offer includes, as a condition to the acquisition, a provision that the Rights will be purchased, redeemed or otherwise effectively eliminated.

Description of the Debt Securities

The following description of the terms of the debt securities sets forth general terms that may apply to the debt securities and provisions of the indentures that will govern the debt securities. The description is not intended to be complete, as we will describe the particular terms of any debt securities in the prospectus supplement relating to those debt securities.

The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities will be issued under an indenture between us and the trustee. We refer to this indenture as the “senior indenture.” The subordinated debt securities will be issued under an indenture between us and the trustee. We refer to this indenture as the “subordinated indenture” and to the senior indenture and the subordinated indenture together as the “indentures.”

The following is a summary of some provisions of the indentures. The summary does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of each indenture. Copies of the entire indentures are exhibits to the registration statement of which this prospectus is a part. Parenthetical section references under this heading are references to sections to each of the indentures unless we indicate otherwise.

General Terms

Neither indenture limits the amount of debt securities that we may issue. (Section 301). Each indenture provides that debt securities may be issued up to the principal amount authorized by us from time to time. The senior debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all senior indebtedness as set forth below. None of our subsidiaries will have any obligations with respect to the debt securities. Therefore, our rights and the rights of our creditors, including holders of senior debt securities and subordinated debt securities, to participate in the assets of any subsidiary will be subject to the prior claims of the creditors of our subsidiaries.

We may issue the debt securities in one or more separate series of senior debt securities and/or subordinated debt securities. (Section 301). The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•	the title of the debt securities and the series in which the debt securities will be included;

•	the authorized denominations and aggregate principal amount of the debt securities;

•	the date or dates on which the principal and premium, if any, are payable;

•	the rate or rates per annum at which the debt securities will bear interest, if there is any interest, or the method or methods of calculating interest and the date from which interest will accrue;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the dates on which the interest will be payable and the corresponding record dates;

•	the period or periods within which, the price or prices at which, and the terms and conditions on which, the debt securities may be redeemed, in whole or in part, at our option;

•	any obligation to redeem, repay or purchase debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder;

•	the portion of the principal amount of the debt securities payable upon declaration of the acceleration of the maturity of the debt securities;

•	the person to whom any interest on any debt security will be payable if other than the person in whose name the debt security is registered on the applicable record date;

•	any events of default, covenants or warranties applicable to the debt securities;

•	if applicable, provisions related to the issuance of debt securities in book-entry form;

•	the currency, currencies or composite currency of denomination of the debt securities;

•	the currency, currencies or composite currencies in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•	whether and under what conditions we will pay additional amounts to holders of the debt securities;

•	the terms and conditions of any conversion or exchange provisions in respect of the debt securities;

•	the terms pursuant to which our obligation under the indenture may be terminated through the deposit of money or government obligations;

•	whether the debt securities will be subordinated in right of payment to senior indebtedness and the terms of any such subordination; and

•	any other specific terms of the debt securities not inconsistent with the applicable indenture. (Section 301).

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities in fully registered form without coupons. If we issue debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities.

U.S. Federal Income Tax Considerations

We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement. We encourage you to consult with your own competent tax and financial advisors on these important matters.

Payment, Registration, Transfer and Exchange

Subject to any applicable laws or regulations, we will make payments on the debt securities at a designated office or agency, unless the applicable prospectus supplement otherwise sets forth. At our option, however, we may also make interest payments on the debt securities in registered form:

•	by checks mailed to the persons entitled to interest payments at their registered addresses; or

•	by wire transfer to an account maintained by the person entitled to interest payments as specified in the security register.

Unless the applicable prospectus supplement otherwise indicates, we will pay any installment of interest on debt securities in registered form to the person in whose name the debt security is registered at the close of business on the regular record date for that installment of interest. (Section 307). If a holder wishes to receive a payment by wire transfer, the holder should provide the paying agent with written wire transfer instructions at least 15 days prior to the payment date.

Unless the applicable prospectus supplement otherwise sets forth, debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange. (Section 305).

Book-Entry Procedures

The applicable prospectus supplement for each series of debt securities will state whether those debt securities will be subject to the following provisions.

Unless debt securities in physical form are issued, the debt securities will be represented by one or more fully-registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in its name or in the name of Cede & Co. or other nominee of DTC. No holder of debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

DTC has advised us that:

•	DTC is:

•	a “banking organization” within the meaning of the New York banking law;

•	a limited purpose trust company organized under the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

•	DTC holds securities for DTC participants and facilitates the settlement of securities transactions between DTC participants through electronic book-entry transfers, thereby eliminating the need for physical movement of certificates.

•	DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

•	Access to DTC’s book-entry system is also available to others, such as banks, brokers and dealers, and trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the debt securities may do so only through DTC participants. In addition, holders of the debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the debt securities. Under the book-entry system, holders of debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

DTC participants will be responsible for distributions to holders of debt securities, which distributions will be made in accordance with customary industry practices. Although holders of debt securities will not have possession of the debt securities, the DTC rules provide a mechanism by which those holders will receive payments and will be able to transfer their interests. Although the DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, because DTC can act only on behalf of DTC participants, the ability of holders of debt securities to pledge the debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the debt securities may be limited due to the lack of physical certificates for the debt securities.

Neither we nor the trustee under the applicable indenture nor any agent of either of them will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only “holder of debt securities,” for purposes of the indenture, will be DTC or its nominee, the trustee will not recognize beneficial holders of debt securities as “holders of debt securities,” and beneficial holders of debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of debt securities under the indenture only at the direction of one or more DTC participants to whose accounts with DTC the related debt securities are credited.

All payments we make to the trustee will be in immediately available funds and will be passed through to DTC in immediately available funds.

Physical certificates will be issued to holders of a global security, or their nominees, if:

•	DTC advises the trustee in writing that DTC is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor; or

•	We decide in our sole discretion to terminate the book-entry system through DTC. (Section 305).

In such event, the trustee under the applicable indenture will notify all holders of debt securities through DTC participants of the availability of such physical debt securities. Upon surrender by DTC of a definitive global note representing the debt securities and receipt of instructions for reregistration, the trustee will reissue the debt securities in physical form to holders or their nominees. (Section 305).

Debt securities in physical form will be freely transferable and exchangeable at the office of the trustee upon compliance with the requirements set forth in the applicable indenture.

No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required. (Section 305).

Consolidation, Merger or Sale by the Company

Each indenture generally permits a consolidation or merger between us and another U.S. corporation. It also permits the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

•	the resulting or acquiring corporation, if other than us, assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

•	immediately after the transaction, no event of default exists. (Section 801).

Even though each indenture contains the provisions described above, we are not required by either indenture to comply with those provisions if we sell all of our property and assets to another U.S. corporation if, immediately after the sale, that corporation is one of our wholly-owned subsidiaries. (Section 803).

If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of each indenture, the resulting or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. As a result, the successor corporation may exercise our rights and powers under each indenture, in our name or in its own name and we will be released from all our liabilities and obligations under each indenture and under the debt securities. (Section 802).

Events of Default, Notice and Certain Rights on Default

Unless otherwise stated in the applicable prospectus supplement, an “event of default,” when used with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment on debt securities of that series when due;

•	failure to perform any other covenant in the applicable indenture that applies to debt securities of that series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

•	default under any debt, including other series of debt securities, or under any mortgage, lien or other similar encumbrance, indenture or instrument, including the indentures, which secures any debt, and which results in acceleration of the maturity of an outstanding principal amount of debt greater than $50 million, unless the acceleration is rescinded, or the debt is discharged, within 10 days after we have received written notice of the default in the manner specified in the indenture;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default that may be specified for the debt securities of that series when that series is created. (Section 501).

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration. (Section 502).

The prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of that series when an event of default occurs and continues.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under either indenture.

Each indenture requires us to file an officers’ certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. The trustee will transmit by mail to the holders of debt securities of a series notice of any default.

Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under an indenture at the request, order or direction of any holders, unless the holders offer the trustee indemnification satisfactory to the trustee. (Section 603). If indemnification satisfactory to the trustee is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred upon the trustee. (Section 512).

The holder of a debt security of any series will have the right to begin any proceeding with respect to the applicable indenture or for any remedy only if:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the trustee to begin the proceeding;

•	the trustee has not started the proceeding within 60 days after receiving the request; and

•	the trustee has not received directions inconsistent with the request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series during those 60 days. (Section 507).

The holders of not less than a majority in aggregate principal amount of any series of debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all debt securities of that series, any past default or event of default with respect to that series and its consequences. (Section 513). A default or event of default in the payment of the principal of, or premium or interest on, any debt security and certain other defaults may not, however, be waived. (Sections 508 and 513).

Modification of the Indentures

We, as well as the trustee for a series of debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the debt securities, in order to:

•	evidence the succession of another corporation to us and the assumption of our covenants by a successor;

•	add to our covenants or surrender any of our rights or powers;

•	add additional events of default for any series;

•	add, change or eliminate any provision affecting debt securities that are not yet issued;

•	secure the debt securities;

•	establish the form or terms of debt securities not yet issued;

•	evidence and provide for successor trustees;

•	add, change or eliminate any provision affecting registration as to principal of debt securities;

•	permit the exchange of debt securities;

•	change or eliminate restrictions on payment in respect of debt securities;

•	change or eliminate provisions or add any other provisions that are required or desirable in accordance with any amendments to the Trust Indenture Act, on the condition that this action does not adversely affect the interests of any holder of debt securities of any series issued under the indenture in any material respect; or

•	cure any ambiguity or correct any mistake. (Section 901).

In addition, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series affected by the supplemental indenture, we and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the applicable indenture or any supplemental indenture or modifying the rights of the holders of debt securities of that series. No such supplemental indenture may, however, without the consent of the holder of each debt security that is affected:

•	change the time for payment of principal or interest on any debt security;

•	reduce the principal of, or any installment of principal of, or interest on, any debt security;

•	reduce the amount of premium, if any, payable upon the redemption of any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount debt security;

•	impair the right to institute suit for the enforcement of any payment on or for any debt security;

•	reduce the percentage in principal amount of the outstanding debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify the provisions relating to waiver of some defaults or any of the foregoing provisions;

•	change the currency of payment;

•	adversely affect the right to repayment of debt securities of any series at the option of the holders of those debt securities; or

•	change the place of payment. (Section 902).

Any supplemental indenture will be filed with the SEC as an exhibit to:

•	a post-effective amendment to the registration statement of which this prospectus is a part;

•	an annual report on Form 10-K;

•	a quarterly report on Form 10-Q; or

•	a current report on Form 8-K.

Defeasance and Covenant Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee sufficient cash or government obligations to pay the principal, interest, any premium and any mandatory sinking fund or analogous payments due to the stated maturity or a redemption date of the debt securities of a particular series, then at our option:

•	we will be discharged from our obligations for the debt securities of that series, the holders of the debt securities of the affected series will no longer be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities, and those holders may look only to the deposited funds or obligations for payment, which is referred to as “defeasance”; or

•	we will no longer be under any obligation to comply with certain covenants under the applicable indenture as it relates to that series, and some events of default will no longer apply to us, which is referred to as “covenant defeasance.” (Sections 403 and 1501).

Unless the applicable prospectus supplement specifies otherwise and except as described below, the conditions to both defeasance and covenant defeasance are as follows:

•	it must not result in a breach or violation of, or constitute a default or event of default under, the applicable indenture, or result in a breach or violation of, or constitute a default under, any other of our material agreements or instruments;

•	certain bankruptcy-related defaults or events of default with respect to us must not have occurred and be occurring during the period commencing on the date of the deposit of the trust funds to defease the debt securities and ending on the 91st day after that date;

•	we must deliver to the trustee an officer’s certificate and an opinion of counsel addressing compliance with the conditions of the defeasance or covenant defeasance; and

•	we must comply with any additional conditions to the defeasance or covenant defeasance that the applicable indenture may impose on us. (Sections 403 and 1501).

In the event that government obligations deposited with the trustee for the defeasance of such debt securities decrease in value or default subsequent to their being deposited, we will have no further obligation, and the holders of the debt securities will have no additional recourse against us, for any decrease in value or default. If indicated in the prospectus supplement, in addition to obligations of the United States or an agency or instrumentality of the United States, government obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency in which debt securities of such series are payable.

We may exercise our defeasance option for the debt securities even if we have already exercised our covenant defeasance option. If we exercise our defeasance option, payment of the debt securities may not be accelerated because of default or an event of default. If we exercise our covenant defeasance option, payment of the debt securities may not be accelerated because of default or an event of default with respect to the covenants to which the covenant defeasance is applicable. If, however, acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

Conversion and Exchange Rights

The debt securities of any series may be convertible into or exchangeable for other securities of our company or another issuer or property or cash on the terms and subject to the conditions set forth in the applicable prospectus supplement. (Section 301).

Governing Law

The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York without regard to conflicts of laws principles thereof.

Regarding the Trustee

We may from time to time maintain lines of credit, and have other customary banking relationships, with the trustee under the senior indenture or the trustee under the subordinated indenture.

The indentures and provisions of the Trust Indenture Act of 1939, which we refer to in this prospectus as the Trust Indenture Act, that are incorporated by reference therein, contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined under the Trust Indenture Act), it must eliminate such conflict or resign.

Additional Terms Applicable to Subordinated Debt Securities

The subordinated debt securities will be unsecured. The subordinated debt securities will be subordinate to the prior payment in full in cash of all senior indebtedness.

The term “senior indebtedness” is defined as:

•	any of our indebtedness, whether outstanding on the issue date of the subordinated debt securities of a series or incurred later;

•	accrued and unpaid interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us to the extent post-filing interest is allowed in such proceeding, in respect of:

•	our indebtedness for money borrowed; and

•	indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which we are responsible or liable;

•	contingent reimbursement obligations with respect to letters of credit issued or supported by our working capital lenders for our account; and

•	obligations, liabilities, fees and expenses that we owe to our working capital lenders;

unless the instrument creating or evidencing these obligations provides that these obligations are not senior or prior in right of payment to the subordinated debt securities. Notwithstanding the foregoing, “senior indebtedness” will not include:

•	any of our obligations to our subsidiaries;

•	any liability for Federal, state, local or other taxes that we owe;

•	any accounts payable or other liability to trade creditors arising in the ordinary course of business, including guarantees of these obligations or instruments evidencing such liabilities;

•	any of our indebtedness, and any accrued and unpaid interest in respect of our indebtedness, that is subordinate or junior in any respect to any other of our indebtedness or other obligations; or

•	the subordinated debt securities. (Section 101 of the subordinated indenture).

There is no limitation on our ability to issue additional senior indebtedness. The senior debt securities constitute senior indebtedness under the subordinated indenture.

Under the subordinated indenture, no payment may be made on the subordinated debt securities and no purchase, redemption or retirement of any subordinated debt securities may be made in the event:

•	any senior indebtedness is not paid in full in cash when due; or

•	the maturity of any senior indebtedness is accelerated as a result of a default, unless the default has been cured or waived and the acceleration has been rescinded or that senior indebtedness has been paid in full in cash.

We may, however, pay the subordinated debt securities without regard to the above restriction if the representatives of the holders of the applicable senior indebtedness approve the payment in writing to us and the trustee. (Section 1603 of the subordinated indenture).

The representatives of the holders of senior indebtedness may notify us and the trustee in writing (a “payment blockage notice”) of a default which can result in the acceleration of that senior indebtedness’ maturity without further notice, except such notice as may be required to effect such acceleration, or the expiration of any grace periods. In this event, we may not pay the subordinated debt securities for 179 days after receipt of that notice. The payment blockage period will end earlier if such payment blockage period is terminated:

•	by written notice to the trustee and us from the person or persons who gave such payment blockage notice;

•	because the default giving rise to such payment blockage notice is cured, waived or otherwise no longer continuing; or

•	because such senior debt has been discharged or repaid in full in cash.

Notwithstanding the foregoing, if the holders of senior indebtedness or their representatives have not accelerated the maturity of the senior indebtedness at the end of the 179-day period, we may resume payments on the subordinated debt securities. Not more than one payment blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to senior indebtedness during that period. No default existing on the beginning date of any payment blockage period initiated by a person or persons may be the basis of a subsequent payment blockage period with respect to the senior indebtedness held by that person unless that default has been cured or waived for a period of not fewer than 90 consecutive days.

If we pay or distribute our assets to creditors upon a total or partial liquidation, dissolution or reorganization of or similar proceeding relating to us or our property, then:

•	the holders of senior indebtedness will be entitled to receive payment in full in cash of the senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment; and

•	until the senior indebtedness is paid in full in cash, any payment or distribution to which holders of subordinated debt securities would be entitled but for the subordination provisions of the subordinated indenture will be made to holders of the senior indebtedness, except that holders of subordinated debt securities may receive certain capital stock and subordinated debt. (Section 1602 of the subordinated indenture).

If a distribution is made to holders of subordinated debt securities that, due to the subordination provisions, should not have been made to them, those holders of subordinated debt securities are required to hold it in trust for the holders of senior indebtedness, and pay it over to them as their interests may appear. (Section 1605 of the subordinated indenture).

After all senior indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of subordinated debt securities will be subrogated to the rights of holders of senior indebtedness to receive distributions applicable to such senior indebtedness. (Section 1606 of the subordinated indenture).

As a result of the subordination provisions contained in the subordinated indenture, in the event of insolvency, our creditors who are holders of senior indebtedness may recover more, ratably, than the holders of subordinated debt securities. In addition, our creditors who are not holders of senior indebtedness may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than the holders of subordinated indebtedness. Furthermore, claims of our subsidiaries’ creditors generally will have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors, including holders of the subordinated debt securities, even though those obligations may not constitute senior indebtedness. The subordinated debt securities, therefore, will be effectively subordinated to creditors, including trade creditors, of our subsidiaries. It is important to keep this in mind if you decide to hold our subordinated debt securities.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of government securities held in trust by the trustee for any series of subordinated debt securities for the payment of principal and interest on such subordinated debt securities pursuant to the defeasance procedures described under “Defeasance and Covenant Defeasance.”

Ratio of Earnings to Fixed Charges

Our ratios of earnings to fixed charges for the fiscal years ended December 31, 2001 - 2005, were as follows:

Time Period	Ratio

2001	3.23
2002	3.26
2003	3.66
2004	3.73
2005	4.10

Our ratio of earnings to fixed charges for the six months ended June 30, 2006 was 4.76. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings plus fixed charges. For purposes of computing this ratio, earnings have been calculated as pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries. Fixed charges include a portion of rents representative of the interest factor, interest on indebtedness and the amortization of debt discounts and expenses.

Plan of Distribution

We may sell securities offered pursuant to any applicable prospectus supplement to one or more underwriters for public offering and sale by them or we may sell such securities to investors directly or through agents, some of which may be dealers. We may also sell the securities through a combination of these methods. The name of any underwriter or agent involved in the offer and sale of such securities will be included in the applicable prospectus supplement. The distribution of securities offered pursuant to any applicable prospectus supplement may occur:

(a) at a fixed price or prices, which may be changed;

(b) at market prices prevailing at the time of sale;

(c) at prices related to prevailing market prices; or

(d) at negotiated prices.

From time to time, we may also authorize underwriters acting as our agents to offer and sell securities upon the terms and conditions set forth in an applicable prospectus supplement. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions in connection with the sale of securities offered pursuant to any applicable prospectus supplement. Underwriters may also receive commissions from purchasers of securities for whom such underwriters may act as agent. Underwriters may sell securities offered pursuant to any applicable prospectus supplement to or through dealers. Such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom such dealers may act as agent.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of common shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of common shares. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

We will describe in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with any offering of securities. Likewise, we will also describe any discounts, concessions or commissions allowed by underwriters to participating dealers in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses. We will describe any indemnification agreements in the applicable prospectus supplement.

The maximum compensation we will pay to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering. All post-effective amendments or prospectus supplements disclosing the actual price and selling terms of each offering of the securities will be submitted to the National Association of Securities Dealers, or “NASD,” Corporate Financing Department at the same time they are filed with the SEC. The NASD Corporate Financing Department will be advised if, subsequent to the filing of any offering of the securities, any of our 5% or greater stockholders is or becomes an affiliate or associated person of an NASD member participating in the distribution of such securities. All NASD members participating in offerings of the securities understand the requirements that have to be met in connection with Rule 415 under the Securities Act of 1933 and NASD Notice to Members 88-101.

If indicated in the applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase the securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than the respective amounts stated in the applicable prospectus supplement. Likewise, the aggregate principal amount of the securities sold pursuant to delayed delivery contracts will not be less or more than the respective amounts stated in the applicable prospectus supplement. We may make delayed delivery contracts with various institutions, including commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. Delayed delivery contracts will always be subject to our approval. Delayed delivery contracts will not be subject to any conditions except the following:

(a) The purchase by an institution of the securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

(b) If the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the offered securities less the principal amount covered by the delayed delivery contracts.

Certain of the underwriters or their affiliates may, but will not necessarily, be customers of, engage in transactions with or perform services for us or one or more of our subsidiaries in the ordinary course of our and/or their business. It is also possible that certain of the underwriters or their affiliates may be affiliates of banking institutions or other financial services firms with which we or one or more of our subsidiaries has a pre-existing business relationship.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Legal Matters

The validity of the Common Stock and debt securities will be passed upon for the Company by Baker & Hostetler LLP, Orlando, Florida. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.

Chesapeake Utilities Corporation

600,300 Shares of Common Stock

November 15, 2006

Robert W. Baird & Co.

A.G. Edwards